UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 9, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Glu Mobile Inc.

File No. 1-33368 - CF#32257

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      Glu Mobile Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information excluded from Exhibit 10.31 to a Form 10-K filed on March 13, 2015, and an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.33 to a Form 10-K filed on March 15, 2013.

      Based on representations by Glu Mobile Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.31 to Form 10-K filed on March 13, 2015 through October 28, 2017
      Exhibit 10.33 to Form 10-K filed on March 15, 2013 through October 28, 2017

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                            Brent J. Fields
                            Secretary